UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, April 06, 2016

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:  Relevant Information Communication

Dear Sirs:
Hereby we inform as a Relevant Information Communication that on April 06th, 2016, our subsidiary GyM S.A. has subscribed a contract with Tecnicas Reunidas S.A.C., for the execution of the “Electromechanical package of Interconnections and Offsites”, whereby GyM S.A. will provide services for the construction and assembly of metallic structures, as well as other services such as  piping, equipment, insulation, painting, fireproofing, electricity and instrumentation corresponding to the interconnections’ racks for the Talara Refinery Modernization project.
The construction and assembly service has an execution period of 15 months since its beginning in July 2016.
The total amount of the services is of approximately US$ 160 million.
Sincerely,

____________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE

Name: Claudia Drago Morante

Title: Stock Market Representative

Date: April 06, 2016